Exhibit 99.15

CONSENT OF JEFFREY TODD HARVEY

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Excellon Resources Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F)

I, Jeffrey Todd Harvey, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2020 (the “AIF”), which included references to my name, to the technical report entitled “Independent Technical Report and Preliminary Economic Assessment, Kilgore Project, Clark County, Idaho, USA”, dated August 26, 2019, and to the technical report entitled “Independent Technical Report and Mineral Resource Estimate for the Kilgore Project, Clark Country Idaho, U.S.A.”, effective August 14, 2018 (collectively, the “Technical Reports”), hereby consent to (i) the reference of my name in the AIF, (ii) the inclusion of my name in the Form 40-F and any amendments thereto, and (iii) the use of information derived from the Technical Reports in the AIF and the Form 40-F, and any amendments thereto.

(Signed) “Jeffrey Todd Harvey”
Name:	Jeffrey Todd Harvey, PhD